Exhibit 99.1

Dear IceCure Medical Ltd. Shareholders:

We cordially invite you to attend the Special General Meeting of Shareholders of IceCure Medical Ltd. (the “Meeting”), to be held on September 1, 2022 at 4:00 p.m. Israel time (9:00 a.m. Eastern Time), by means of remote communication, in a ZOOM conference, in the following link:

https://us02web.zoom.us/j/86103482964?pwd=MkVvMWVPajlJVHRkeWlMNllWQnJ2QT09

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Special General Meeting of Shareholders. Our board of directors recommends that you vote FOR each of the Proposals listed in the Notice.

Only shareholders of record at the close of business on August 3, 2022 are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting as detailed in the Notice.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

Ron Mayron
Chairman of the Board of Directors

July 27, 2022

ICECURE MEDICAL Ltd.

Notice of SPECIAL General Meeting of shareholders

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of IceCure Medical Ltd. (the “Company”) will be held on September 1, 2022 at 4:00 p.m. Israel time (9:00 a.m. Eastern Time), by means of remote communication, in a ZOOM conference, in the following link:

https://us02web.zoom.us/j/86103482964?pwd=MkVvMWVPajlJVHRkeWlMNllWQnJ2QT09

The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 4760 – 2000.

The following matters are on agenda for the Meeting:

1.	To re-appoint Mr. Oded Tamir for an additional three- year term as an external director of the Company;

2.	To re-appoint Mrs. Sharon Levita for an additional three- year term as an external director of the Company.

Board Recommendation

Our board of directors (the “Board of Directors”) unanimously recommends that you vote “FOR” of each of the above proposed resolutions, which are described in the attached proxy statement.

Shareholders of record at the close of business on August 3, 2022 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

How You Can Vote

A form of proxy for use at the Meeting is attached to the proxy statement, and a voting instruction form, together with a return envelope, will be sent to holders of Company’s ordinary shares, no par value (the “Ordinary Shares”). By appointing “proxies,” shareholders may vote at the Meeting whether or not they attend.

Shareholders registered as Company’s shareholders in Israel and beneficial owners in the name of a member of TASE

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport, or certification of incorporation. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver the Company, no later than September 1, 2022 at 12:00 p.m. Israel time (5:00 a.m. Eastern Time), an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000, as amended.

Alternatively, shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority, no later than September 1, 2022 at 10:00 a.m. Israel time (3:00 a.m. Eastern Time). You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your Ordinary Shares.

Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a vote “FOR”.

Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with Section 9 in the Israeli Companies Law regulations (proxy and positions statements).

If you are a beneficial owner of shares registered in the name of a member of TASE and you wish to vote, either by appointing a proxy, or in person by attending the Meeting, you must deliver to the Company a proof of ownership in accordance with the Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 5760-2000. Detailed voting instructions are provided in the proxy statement.

Shareholders registered directly with the transfer agent

If your shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to Ronen Tsimerman, Chief Financial Officer of the Company, and/or Eyal Shamir, Chief Executive Officer of the Company, or to vote in person at the Meeting.

Shareholders of beneficial owner

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting, and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your shares were held in “street name,” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation; and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

Sincerely,

Ron Mayron
Chairman of the Board of Directors

July 27, 2022

ICECURE MEDICAL LTD.

CEASEREA, ISRAEL

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON September 1, 2022

The enclosed proxy statement is being solicited by the board of directors (the “Board of Directors”) of IceCure Medical Ltd. (the “Company”) for use at the Company’s special general meeting of shareholders (the “Meeting”) to be held at on September 1, 2022, at 4:00 p.m. Israel time (9:00 a.m. Eastern Time), or at any adjournment or postponement thereof, by means of remote communication, in a ZOOM conference, in the following link:

https://us02web.zoom.us/j/86103482964?pwd=MkVvMWVPajlJVHRkeWlMNllWQnJ2QT09

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Quorum and Adjournment

Two or more shareholders present, personally or by proxy, holding not less than 25% (twenty-five) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until September 1, 2022, at 6:00 p.m. Israel time (11:00 a.m. Eastern Time). If a quorum is not present at the adjourned meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Vote Required for Approval of Each of the Proposals

Pursuant to the Companies Law, Proposals No. 1 and 2 hereinafter requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not controlling shareholders of the Company or (b) do not have a personal interest in the approval of the election of the external director (other than a personal interest that is not the result of the shareholder's connections with a controlling shareholder) (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company (the “External Directors Majority”)

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a General Meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

Position Statements

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Mr. Ronen Tsimerman, at 7 Ha’Eshel St., Caesarea, 3079504, Israel, or via email: ronent@icecure-medical.com. Any Position Statement received will be furnished to the SEC on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il. Position Statements should be submitted to the Company no later than August 22, 2022. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement will be submitted no later than August 25, 2022.

One shareholder or more holding Ordinary Shares which reflect 5% or more of the Company’s voting rights (1,841778 Ordinary Shares), and whoever holds 5% of the Company’s voting rights without taking into consideration the shares that are hold by the Company’s controlling shareholder (851,414 Ordinary Shares) is entitled to examine the proxy and voting material in the Company’s office after the General Meeting was held.

It is noted that there may be changes on the agenda after publishing the Proxy, and there may be Position Statements which can be published. Therefore, the most updated agenda will be furnished to the SEC on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

To Re-appoint MR. ODED TAMIR FOR AN ADDITIONAL THREE- YEAR TERM AS AN

EXTERNAL DIRECTOR OF THE COMPANY

At the Meeting, the Company’s shareholders will be requested to re-appoint Mr. Oded Tamir as an external director of the Company, for a three-year term commencing on the date of the Meeting.

Mr. Tamir served for nine (9) years as the Company’s external director in the Board of Directors, since August 25, 2013. The term of Mr. Tamir’s office expired on September 1, 2022.

Since the Company is listed both on Tel Aviv Stock Exchange Ltd. (TASE) and on Nasdaq Capital Market (“Dual Listed Company”), the Board of Directors may appoint an external director for additional periods of three (3) years each, according to the exemption for a Dual Listed Company in section 5A of the Companies Law Regulations (exemptions for Company’s whose shares are traded outside of Israel) (the “Exemptions Regulations”).

On July 3, 2022 and July 4, 2022, the audit committee of the Board of Directors (the “Committee”) and the Board of Directors decided that it’s in the best interest of the Company to approve the re-appointment of Mr. Oded Tamir as an external director, for an additional period of three (3) years, as of September 1, 2022, based on Mr. Tamir’s extensive understanding of the Company’s activities, his financial expertise and experience, skills and contribution to the Company’s course of business and operations and as the Chairman of the Company’s compensation committee.

The Board of Directors has determined that Mr. Tamir possesses accounting and financial expertise as required under the Companies Law and the regulations promulgated thereunder.

Mr. Tamir has provided the Company with declaration in accordance with requirements of the Companies Law, pursuant to which he complies with the required qualifications under the Companies Law to serve as an external director and is capable to dedicate the appropriate amount of time for the performance of his role as a member of the Board of Directors. Additionally, in accordance with Companies Law, Mr. Tamir has certified to the Company that he meets all the requirements of the Companies Law for election as a director of a public company, he possesses the necessary qualifications and has the sufficient time, to fulfill his duties as a director of the Company, considering the size and needs of the Company. If re-appointed, Mr. Tamir shall continue to serve as a member of the compensation committee of the Board of Directors, the financial statement examination committee and the audit committee of the Board of Directors. Mr. Tamir is considered as an independent director as defined under The Nasdaq Stock Market rules.

In his capacity as an external director of the Company, Mr. Tamir shall be entitled to (i) an annual fee of NIS 133,700, (ii) an attendance fee of NIS 4,020 per meeting, which amounts comply with the “Maximum Amount” set forth in section 5(e) of the Exemptions regulations for a Dual Listing Company since the Company became a dual listed Company on August 25, 2022 (the “External Directors Compensation”). In addition, Mr. Tamir shall be entitled to the same insurance, indemnification and exculpation arrangements, as currently in effect for the Company’s officers and directors; all of which is in accordance with the Articles and the Compensation Policy.

Mr. Tamir, whose professional backgrounds are provided below, has advised the Company that he is willing, able, and ready to serve as a director and a member of the compensation committee of the Board of Directors and the audit committee of the Board of Directors if re-elected.

Set forth below is certain biographical information regarding the background and experience of Mr. Oded Tamir:

Oded Tamir, Director

Mr. Oded Tamir has served on our board of directors since August 2013. Mr. Tamir has also served as executive chairman of the board of directors of Fertigo Medical Ltd. since November 2018 and as a member of the advisory board of Biodesign Israel, a Stanford University program for medical entrepreneurship and innovation, since June 2018. Prior to that, Mr. Tamir has served as executive chairman of Imedis AI Ltd. from November 2018 to September 2020, and as president and chief executive officer of RADLogics Inc. from June 2013 to December 2016. Mr. Tamir is the co-founder of Insightec Ltd., where he served as the chief financial officer and chief operating officer for 15 years. Mr. Tamir received his B.Sc. in economics and business management from the Technion – Israel Institute of Technology, Israel completed advanced accounting studies at the University of Haifa, Israel executive development management program at the Technion – Institute of Management, Israel, graduated the advanced directors’ program of Deloitte Israel & Co., and executive education and training program at the John F. Welch Leadership Development Center, New York.

The shareholders of the Company will be requested to adopt the following resolutions at the Meeting:

“RESOLVED, to re-appoint Mr. Oded Tamir for an additional three-year term as an external director of the Company, commencing on September 1, 2022, and his entitlement for compensation as set forth above.”

The approval of this proposal, as described above, requires the affirmative vote of an External Directors Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 2

to RE- APPOINT MRS. SHARON LEVITA FOR AN ADDITIONAL THREE- YEAR TERM AS AN

EXTERNAL DIRECTOR OF THE COMPANY

At the Meeting, the Company’s shareholders will be requested to re-appoint Mrs. Sharon Levita as an external director of the Company, for a three-year term commencing on the date of the Meeting.

Mrs. Levita was appointed for a first three-year term as an external director of the Company at the general meeting of the Company’s shareholders held on September 1, 2019.

On July 3, 2022 and July 4, 2022, the Committee and the Board of Directors decided that it’s in the best interest of the Company to approve the re-appointment of Mrs. Sharon Levita as an external director, for an additional period of three (3) years, as of September 1, 2022, based on Mrs. Levita’s extensive understanding of the Company’s activities, her financial expertise and experience, skills and contribution to the Company’s course of business and operations and as the Chairman of the Company’s examination of financial statements committee and audit committee.

Mrs. Levita has provided the Company with declaration in accordance with requirements of the Companies Law, pursuant to which she complies with the required qualifications under the Companies Law to serve as an external director and is capable to dedicate the appropriate amount of time for the performance of her role as a member of the Board of Directors. Additionally, in accordance with Companies Law, Mrs. Levita has certified to the Company that she meets all the requirements of the Companies Law for election as a director of a public company, she possesses the necessary qualifications and has the sufficient time, to fulfill her duties as a director of the Company, considering the size and needs of the Company. If re-appointed, Mrs. Levita shall continue to serve as a member of the compensation committee of the Board of Directors, the financial statement examination committee and the audit committee of the Board of Directors. Mrs. Levita is considered as an independent director as defined under The Nasdaq Stock Market rules.

In her capacity as an external director of the Company, Mrs. Levita is entitled to the External Directors Compensation, as defined in Proposal 1 above. In addition, Mrs. Levita shall be entitled to the same insurance, indemnification and exculpation arrangements, as currently in effect for the Company’s officers and directors; all of which is in accordance with the Articles and the Compensation Policy.

Set forth below is certain biographical information regarding the background and experience of Mrs. Sharon Levita:

Sharon Levita, Director

Ms. Sharon Levita has served on our board of directors since September 2019. Ms. Levita also serves as Senior Director strategy and business development at CST Medtronic. Prior to that, Ms. Levita has served as vice president operations and site leader of Mazor, as part of Medtronic, from December 2018 to January 2020 and as chief financial officer and vice president business operations of Mazor Robotics Ltd. from February 2008 to December 2018. Ms. Levita received her B.A in economics and accounting from the Haifa University, Israel and her M.A in business administration from the Bar-Ilan University, Israel. Ms. Levita is also a certificated public accountant in Israel.

The shareholders of the Company will be requested to adopt the following resolutions at the Meeting:

“RESOLVED, to re-appoint Mrs. Sharon Levita for an additional three-year term as an external director of the Company, commencing on September 1, 2022, and her entitlement of the Compensation as described above.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends a vote FOR the above proposal.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement.  If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 5760- 2000), the Company also files reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority distribution website at http://www.magna.isa.gov.il and the TASE website at http://www.maya.tase.co.il.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Special General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JULY 27, 2022. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JULY 27, 2022 AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Your vote is important!

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the TASE and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share for Purposes of Voting at General Meetings), 5760-2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at 7 Ha’Eshel St., Caesarea, 3079504, Israel

By Order of the Board of Directors

IceCure Medical Ltd.
Ron Mayron, Chairman of the Board of Directors

ICECURE MEDICAL LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Eyal Shamir, Chief Executive Officer and Director, Mr. Ronen Tsimerman, Chief Financial Officer, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of IceCure Medical Ltd. (the “Company”) which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Meeting”) to be held on September 1, 2022 at 4:00 p.m. Israel time (9:00 a.m. Eastern Time), by means of remote communication, in a ZOOM conference, in the following link: https://us02web.zoom.us/j/86103482964?pwd=MkVvMWVPajlJVHRkeWlMNllWQnJ2QT09 and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Special General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ICECURE MEDICAL LTD.

SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: September 1, 2022

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-appoint Mr. Oded Tamir for an additional three- year term as an external director of the Company and his entitlement to the compensation as described in proposal 1 above.

☐	FOR	☐	AGAINST	☐	ABSTAIN

1a.

Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 1?*.

*If you do not indicate a response YES for this item 1a, your shares will not be voted for Proposal No. 1

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 1

2.	To re-appoint Mrs. Sharon Levita for an additional three- year term as an external director of the Company and her entitlement to the compensation as described in proposal 2 above.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2a.

Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 2?*.

*If you do not indicate a response YES for this item 1a, your shares will not be voted for Proposal No. 2

❑	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 2

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.